UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-40199

Greenbrook TMS Inc.

(Translation of the registrant’s name into English)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

The information contained in this Report on Form 6-K is incorporated by reference into Greenbrook TMS Inc.’s registration statement on Form F-3 (File No. 333-264067).

EXHIBIT INDEX

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title
99.1	Press release dated October 20, 2023: Greenbrook TMS Appoints Interim Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENBROOK TMS INC.

Date: October 20, 2023	By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President & CEO